UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURTIES EXCHANGE ACT OF 1934

For the period ended December 31, 2004

Commission File Number: 0-26414

GLOBETECH VENTURES CORP.

_______________________________________________________________

Suite 677 – 999 Canada Place, Vancouver, British Columbia V6C 3E1

_______________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F

[ X ]

Form 40-F

[    ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes

[    ]

No

[ X ]

Globetech Ventures Corp.

(A development stage company)

Consolidated Financial Statements

December 31, 2004

in Canadian dollars

Globetech Ventures Corp.

(A development stage company)

Consolidated Balance Sheets

(in Canadian dollars)

	December 31, 2004	September 30, 2004

ASSETS
Current Assets
Cash and cash equivalents	$ 130,569	$ 304,387
Accounts receivable	6,022	2,275
	136,591	306,662

Equipment (note 3)	2,726	2,936

	$ 139,317	$ 309,598

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$ 173,100	$ 206,838
Loans payable to related parties (note 4)	-	267,848
Loans payable (note 4)	231,101	-
	404,201	474,686

SHAREHOLDERS’ DEFICIENCY
Capital stock (note 5)
Authorized
20,000,000 common shares of no par value
Issued 13,939,613 common shares (2003 – 9,489,939)	33,519,983	33,519,983
Contributed surplus (note 6)	2,429,100	2,429,100
Deficit accumulated during the development stage	(36,213,967)	(36,114,171)
	(264,884)	(165,088)
	$ 139,317	$ 309,598

“Casey Forward”

“Tom Kennedy”

__________________________

________________________

Director

Director

The accompanying notes form an integral part of these financial statements

Globetech Ventures Corp.

(A development stage company)

Consolidated Statements of Operations and Deficit

(in Canadian dollars)

	For the three months ended December 31
	2004	2003

Expenses
Accounting and legal	$ 21,976	$ 1,000
Amortization	210	296
Consulting fees	54,000	616
Interest and bank charges	5,881	14,661
Interest on long term debt	-	-
Management fees	7,500	7,500
Office and miscellaneous	4,090	358
Public relations	-	10,643
Regulatory and transfer agent fees	1,138	889
Telephone	1,000	1,203
Travel and promotion	4,001	1,259
	99,796	38,425

Other items
Interest income	-	18
	-	18
Net loss for the period	(99,796)	(38,407)

Deficit, beginning of period	(36,114,171)	(28,812,147)

Deficit, end of period	$ (36,213,967)	$ (28,850,554)

Earnings per share	$ -	$ 0.00

Weighted average number of shares
Basic and diluted	12,246,150	9,489,939

The accompanying notes form an integral part of these financial statements

Globetech Ventures Corp.

(A development stage company)

Consolidated Statement of Shareholders’ Equity (Deficiency)

(in Canadian dollars)

	Number of shares	Common shares issued and fully paid	Equity portion of convertible debentures	Deficit accumulated during the development stage	Total

Balance December, 1991	-	$ -	$ -	$ -	$ -

Issuance of shares for cash
Private placements	1,280,001	159,500	-	-	159,500
Loss for the period	-	-	-	(32,080)	(32,080)
Balance September 30, 1992	1,280,001	159,500	-	(32,080)	127,420

Issuance of shares for cash
By way of prospectus	600,000	360,000	-	-	360,000
Exercise of options	112,000	67,200	-	-	67,200
Exercise of warrants	100,000	60,000	-	-	60,000
Issuance of shares for property	150,000	90,000	-	-	90,000
Share issue costs	-	(83,205)	-	-	(83,205)
Loss for the year	-	-	-	(105,902)	(105,902)
Balance September 30, 1993	2,242,001	653,495	-	(137,982)	515,513

Issuance of shares for cash
Private placement	400,000	576,000	-	-	576,000
Share issue costs	-	(60,622)	-	-	(60,622)
Loss for the year	-	-	-	(403,571)	(403,571)
Balance September 30, 1994	2,642,001	1,168,873	-	(541,553)	627,320

Issuance of shares for cash
Private placements	418,000	1,121,400	-	-	1,121,400
Exercise of options	204,000	347,440	-	-	347,400
Issuance of shares for finders fees	35,069	99,570	-	-	99,570
Share issue costs	-	(108,570)	-	-	(108,570)
Loss for the year	-	-	-	(343,044)	(343,044)
Balance September 30, 1995	3,299,070	2,628,713	-	(884,597)	1,744,116

Issuance of shares for cash
Private placements	1,488,000	6,178,000	-	-	6,178,000
Exercise of options	1,128,584	4,161,930	-	-	4,161,930
Issuance of shares for finders fees	75,624	197,379	-	-	197,379
Share issue costs	-	(365,874)	-	-	(365,874)
Loss for the year	-	-	-	(1,533,474)	(1,533,474)
Balance September 30, 1996	5,991,278	12,800,148	-	(2,418,071)	10,382,077

Issuance of shares for cash
Exercise of options	243,000	639,730	-	-	639,730
Exercise of warrants	845,447	3,696,723	-	-	3,696,723
Issued on conversion of debt	2,464,950	4,821,079	-	-	4,821,079
Issuance of common shares for acquisition of subsidiary	171,282	1,124,745	-	-	1,124,745
Issuance of shares for finders fees	65,298	457,086	-	-	457,086
Share issue costs	-	(472,562)	-	-	(472,562)
Equity portion of convertible debentures	-	-	169,760	-	169,760
Loss for the period	-	-	-	(2,822,786)	(2,822,786)
Balance September 30, 1997	9,781,255	23,066,949	169,760	(5,240,857)	17,995,852

Contingent consideration on acquisition of subsidiary	-	(1,086,901)	-	-	(1,086,901)
Issued on conversion of debt	277,776	261,679	(59,219)	-	202,460
	10,059,031	22,241,727	110,541	(5,240,857)	17,111,411

Capital stock consolidation (7.5:1)	(8,717,827)	-	-	-	-
Issued on conversion of debt	221,234	519,691	(110,541)	-	409,150
Issued on settlement of debt	550,000	111,152	-	-	111,152
Loss for the year	-	-	-	(20,236,904)	(20,236,904)
Balance September 30, 1998	2,112,438	22,872,570	(110,541)	(25,477,761)	(2,605,191)

Issued on settle of debt	1,433,364	1,604,029	-	-	1,604,029
Loss for the year	-	-	-	(706,147)	(706,147)
Balance September 30, 1999	3,545,802	24,476,599	-	(26,183,908)	(1,707,309)

Issuance of shares for cash
Exercise of options	24,100	56,321	-	-	56,321
Exercise of warrants	227,273	370,612	-	-	370,612
Issued on conversion of debt	1,830,073	1,078,550	-	-	1,078,550
Issued on settlement of debt	220,748	489,660	-	-	489,660
Subscriptions received in advance	-	369,875	-	-	369,875
Share issue costs	-	(74,141)	-	-	(74,141)
Loss for the year	-	-	-	(438,663)	(438,663)
Balance, September 30, 2000	5,847,996	26,767,476	-	(26,622,571)	144,905

Issued on private placement	2,000,000	456,840	-	-	456,840
Issued for subscriptions received in advance	227,273	369,875	-	-	369,875
Subscriptions received in advance	-	(369,875)	-	-	(369,875)
Issued on acquisition of equity investment (note 4)	500,000	192,075	-	-	192,075
Issued on settlement of debt	914,670	502,784	-	-	502,784
Share issue costs	-	(45,492)	-	-	(45,492)
Loss for the year	-	-	-	(1,822,692)	(1,822,692)
Balance September 30, 2001	9,489,939	27,873,683	-	(28,445,263)	(571,580)

Loss for the period	-	-	-	(319,713)	(319,713)
Balance September 30, 2002	9,489,939	27,873,683	-	(28,764,976)	(891,293)

Loss for the year	-	-	-	(47,171)	(47,171)
Balance September 30, 2003	9,489,939	27,873,683	-	(28,812,147)	(938,464)

Issuance of shares for cash
Private placements	1,797,674	1,299,990	-	-	1,299,990
Issued on conversion of debt	652,000	432,000	-	-	432,000
Acquisition of Brazil Gold Ltda.	2,000,000	4,050,000	-	-	4,050,000
Share issue costs	-	(135,690)	-	-	(135,690)
Contributed surplus	-	-	2,429,100	-	2,429,100
Loss for the year	-	-	-	(7,302,024)	(7,302,024)
Balance September 30, 2004	13,939,613	35,519,983	2,429,100	(36,114,171)	(165,088)

Issuance of shares for cash
Private placements	302,326	-	-	-	-
Loss for the period	-	-	-	(99,796)	(99,796)
Balance December 31, 2004	14,241,939	$ 33,519,983	$ 2,429,100	$ (36,213,967)	$ (264,884)

The accompanying notes form an integral part of these financial statements

Globetech Ventures Corp.

(A development stage company)

Consolidated Statements of Cash flows

(in Canadian dollars)

	For the three months ended December 31
	2004	2003

Operating Activities
Net loss for the period	$ (99,796)	$ (38,407)
Items not involving cash
Amortization	210	296

Change in non-cash working capital
Accounts receivable	(3,747)	1,020
Accounts payable and accrued liabilities	(33,738)	(1,591)
Net cash provided from operating activities	(137,071)	(38,682)

Financing Activities
Advances (payments to) from related parties	(36,747)	77,968
Shares issued for cash	-	-
Net cash provided from financing activities	(36,747)	77,968

Investing activities
Expenditures on mineral properties	-	(41,871)
Net cash used in investing activities	-	(41,871)

Change in cash and cash equivalents	(173,818)	(2,585)

Cash and cash equivalents at beginning of period	304,387	8,720

Cash and cash equivalents at end of period	$ 130,569	$ 6,135

The accompanying notes form an integral part of these financial statements

Globetech Ventures Corp.

Notes to Consolidated Financial Statements

December 31, 2004

(in Canadian dollars)

1.

Nature of Operations and significant accounting policies

The Company is incorporated under the laws of British Columbia, Canada, and its principal business activities included the acquiring and developing of mineral properties and the processing of related mineral resources.  During the year ended September 30, 1998, the Company determined that it was not feasible to continue its mineral property operations.  The Company is currently pursuing and evaluating potential business ventures in the mineral field.

These interim consolidated financial statements should be read in conjunction with the audited September 30, 2004 annual financial statements.

These interim financial statements follow the same accounting policies and methods of their application as in the September 30, 2004 annual financial statements. These interim consolidated financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements in that they do not include all note disclosures.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and expenses for the periods reported. Actual results could differ from those estimates.

2.

Deferred Resource Property Expenditures

On March 8, 2004, the Company entered into a Purchase Agreement ("Agreement") whereby the Company has the option to acquire a 100% undivided interest in approximately 130,000 acres (approximately 53,000 hectares) of mineral claims ("the mineral claims") prospective for gold in Amapa State, Brazil for 2,000,000 common shares of the Company at a deemed value of US$1.50 with 400,000 shares released immediately and 400,000 shares each six months thereafter until all 2,000,000 shares have been released.

Upon completion of a bankable feasibility study, the Company will pay a new smelter return royalty ("NSR") of 1% to a maximum of US$8,000,000.   The vendors may compel the Company to purchase the NSR for US$4,000,000 in cash or by way of the issuance of shares in its capital at a deemed price of US$4.00 per share.

In addition to the purchase price, the Company is to pay the following amounts to the former property owners:

US$ 30,000 by March 15, 2004	paid
US$110,000 by June 15, 2004	paid
US$100,000 by September 30, 2004
US$200,000 by December 31, 2004
US$390,000 by March 15, 2005
US$390,000 by June 15, 2004
US$390,000 by September 15, 2005; and
US$390,000 by December 31, 2005

In the event the Company fails to make the property payments, the vendors will have the right to repurchase the property at a price mutually agreeable by the parties.

Under the terms of the Agreement, the Company is to make a further cash payment within 90 days upon completion of a bankable feasibility study.  The cash payment will be based upon US$1 for every ounce of gold, or carats of diamonds that may be commercially mined, up to a maximum payment of US$2million provided that the bankable feasibility concludes that there is approximately 1 million ounces of gold or 1 million carats of commercial grade diamonds, or a combination of both.

On January 24, 2005 the Company announced that it is no longer interested in pursuing any exploration or development work on the Amapa property in Brazil and the Agreement was terminated.  The company recorded a write down of mineral properties of $4,425,208 during the year ended September 30, 2004.

3.

Equipment

	December 31, 2004			September 30, 2004
	Cost	Accumulated Amortization	Net Book Value	Net Book Value

Office equipment	$ 5,222	$ 4,839	$ 383	$ 403
Computer equipment	26,314	23,971	2,343	2,533
	$ 31,536	$ 28,810	$ 2,726	$ 2,936

4.

(a) Loans Payable (from related parties)

September 30,	December 31, 2004	September 30, 2004

Companies with common directors in a previous period
Loan payable bearing interest at 10% per annum	$ -	$ 231,101
Loans payable	231,101	-
Past president
Loan payable bearing interest at 10% per annum	-	36,747
	$ 231,101	$ 267,848

Amounts due to companies with common directors and to a past President of the Company are unsecured, and have no fixed terms of repayment; accordingly fair value cannot be reliable determined.

(b) Related party transactions

During the period December 31, 2004, the Company entered into the following transactions with related parties:

1.

As of July 19, 2004, there are no related companies having common directors.

2.

As of July 19, 2004 the past president is no longer considered a current related party.  On October 5, 2004, the debt of $36,747 was paid down by an amount of $32,000.

5.

Share Capital

(a)

Authorized

20,000,000 common shares of no par value.

(b)

Issued

	Number of Shares	Price	Share Capital

Balance, September 30, 2004	13,939,613	-	$ 33,519,983
Private placement – August 4, 2004 – Balance, of shares due	302,326	-	-
Warrants exercised	-	-	-
Options exercised	-	-	-
Balance, December 31, 2004	14,241,939		$ 33,519,983

A private placement dated August 4, 2004 contained a price reset clause whereby 697,674 shares were issued prior to September 30, 2004 and an additional 302,326 were issued on November 3, 2004 making a total issued of 1,000,000 shares.

(c)

Stock options

The Company is authorized to grant options to directors, employees and consultants.  Stock option transactions and the number of stock options outstanding are summarized as follows:

	Shares	Weighted average exercise price

Balance of options – September 30, 2004	2,925,000	USD$ 1.75
Granted	-
Cancelled	-
Balance of options – December 31, 2004	2,925,000	USD$ 1.75

The following table summarizes information about fixed stock options outstanding at December 31, 2004:

As at December 31, 2004, the Company had 2,925,00 stock options of which 2,525,000 were granted on December 23, 2003 that expire on December 23, 2008 and 400,000 were granted on March 12, 2004, expire on March 12, 2008 both at an exercise price of US$1.75.

(d)

Warrants

At December 31, 2004, the Company had 2,100,000 common share purchase warrants outstanding to purchase 2,100,000 common shares of the Company.

6.

Contingencies

Potential legal claims may exist between the Company and certain previous holders of the Company's convertible debentures related to certain obligations under the conversion terms of the convertible debentures. In the opinion of management, these claims are without merit and consequently no provision has been made for these claims in these consolidated financial statements.

7.

Subsequent Event

On January 24, 2005 the Company announced that it is no longer interested in pursuing any exploration or development work on the Amapa property in Brazil and the Agreement was terminated.  The company recorded a write down of mineral properties of $4,425,208 during the year ended September 30, 2004. See note 2.

8.

Directors and Officers

J. Casey Forward

CEO and Director

Dr. David Stone

Director

Dr. K. Sachdeva

Director

Thomas Kennedy

Secretary and Director

GLOBETECH VENTURES CORP.

Management Discussion and Analysis

For the First Quarter Ended December 31, 2004

        February 28, 2005

The Company

Globetech Ventures Corp. (“Globetech” or the “Company”), a public company listed on the OTC Bulletin Board under the symbol GTVCF, was incorporated under the laws of the Province of British Columbia on November 20, 1991 under the name Universal Enterprises Corp.  The Company then changed its name to Colossal Resources Corp. on August 17, 1992 and became a reporting issuer with its shares listed for trading on the Vancouver Stock Exchange under the symbol CLP.  On February 24, 1997 the Company voluntarily de-listed its shares from the Vancouver Stock Exchange and its shares were listed for trading on the NASDAQ Small Cap Exchange under the symbol CLPZF on April 3, 1996.  On July 28, 1998 the Company’s shares were de-listed from the NASDAQ Small Cap Exchange for failing to maintain a bid price of not less than US$1.00 per share.  The Company subsequently listed its shares for trading on the OTC Bulletin Board under the symbol CLPZF.  On September 20, 2000 the Company changed its name to Globetech Ventures Corp. with a new trading symbol of GTVCF.

The Company’s head office and principal place of business is located at Suite 677 – 999 Canada Place, Vancouver, British Columbia, V6C 3E1.

Business of the Company

Globetech’s principal business activities include the acquiring and developing of mineral properties and the processing of related mineral resources.

On February 28, 2005, Globetech announced that it has entered into an option agreement whereby the Company can earn a 100% interest in the Gladys Lake porphyry molybdenum property from Mr. John Peter Ross of Whitehorse, Yukon.  The Gladys Lake property is situated in northwestern British Columbia approximately 50 km northeast of Atlin and 15 km north of the Adanac molybdenum deposit presently undergoing final engineering studies and permitting.

In order to earn a 100% interest, the Company is required to pay a total of $95,000, in ascending payments over a period of four years. The agreement also calls for the issuing of 400,000 shares of Globetech over this same period.  After the four-year period, the Company agrees to pay an annual advance royalty of $25,000 commencing February 28, 2010.  On completion of a bankable feasibility, the Company will issue to the vendor a further 400,000 shares of Globetech.  The vendor will retain a 3% Net Smelter Return Royalty, 2% of which can be purchased by the Company on a pro-rata basis for the sum of $2,000,000 at any time within five years of commencement of commercial production.  The foregoing is subject to regulatory approval.  The qualified person as defined by NI 43-101 for this news release is John Kowalchuk, P.Geo. Exploration Manager.

The Gladys Lake molybdenite deposit lies about 2 to 3 kilometres south of the west end of Gladys Lake approximately 50 kilometres northeast of the town of Atlin, British Columbia.  The deposit received extensive work by Amax Explorations Ltd. in 1970 and 1971 when geological and geochemical surveys, trenching and 726 metres of diamond drilling were completed.  The drill results were not documented for assessment work.  In 1978, Quest Explorations Ltd. recovered the drill core, logged and assayed the core.  The results are shown in the table below.

The property is underlain by a sequence of sediments of the Late Paleozoic Cache Creek Group.  These rocks are intruded by small bodies of Late Mesozoic alaskite.  The alaskite consists of a ring-dyke complex exposed at higher elevations and a probable large stock-like body at depth.  Roughly centered about the alaskite is a quartz vein stockwork zone lying within a larger zone of weakly to intensely altered rocks.  The alaskite complex has an outer diameter ranging from 500 m (1600 feet) to 700 m (2300 feet).

The hornfelsed and altered zones are both roughly centered about the alaskite outcrop. The hornfels measures approximately 3500 m (11,500 feet) and 2000 m (6,600 feet) respectively.  The wallrock alteration zone lies within the hornfelsed zone and has an elliptical shape with the long axis being approximately 2500 m (8200 feet) and the short axis being 1500 m (5000 feet).  The wallrock alteration zone is characterized by pervasive weak to intense degrees of bleaching and silicification with attendant development of sericite occurring along fractures and disseminated along margins of quartz veins.

Quartz veining occurs widespread throughout the alteration zone with sedimentary rocks and alaskite.  Veins commonly range from 1/8 in to ¾ in wide and are relatively continuous and sharp walled.  The quartz vein stockwork zone is roughly centered about the alaskite ring dyke complex.

Sulphide minerals recognized on the property include pyrite, molybdenite, chalcopyrite and pyrrhotite. Very minor amounts of scheelite and wolframite have been observed Molybdenite occurs as medium grained flakes, books and rosettes along margins of quartz veins within the stockwork zone and in most of the stringer zones. Also fine grained molybdenite occurs along dry fractures within the stockwork zone.

The geochemistry survey completed by AMAX in 1970 produced an anomalous target 1200 m (4000 feet) by 800 m (2700 feet).  This soil geochemical anomaly outlines the trace of the main molybdenum mineralization in the quartz stockwork zone.

Surface rock sampling from outcrop and trenching gave range from 0.02% to 0.05% MoS2. Core sampling, supervised by R.H. Seraphim, Ph.D., P.Eng. in 1978, gave the following values:

Hole 1

220’ to 401’

181’

0.110% MoS2.

Hole 2

200’ to 586’

386’

0.089% MoS2

Hole 3

72’ to 175’

103’

0.051% MoS2

332’ to 490’

158’

0.022% MoS2

Hole 4

not sampled

Hole 5

520’ to 556’

36’

0.087% MoS2

These drill hole assays are historical data and have not been verified by the Company’s qualified person and are not 43-101 compliant.  They were obtained from the assessment records held by the Government of British Columbia and the reputation of the Geologist R. H. Seraphim would suggest that it is reliable, however because it was not completed under the rigors of NI 43-101 it must only be viewed as historical data.  The Company will be contracting an independent Qualified Person to visit the property and prepare a NI 43-101 report on the project.

The Gladys Lake property hosts a molybdenum deposit similar in tenor and size to the Adanac Deposit to the south.  The property has an excellent anomalous soil footprint and weakly mineralized surface showings of molybdenite.  Limited diamond drilling suggests that the grade of the mineralization is similar to that at Adanac with grades ranging from 0.05 to 0.1% MoS2.

Molybdenum is a metallic element which is most frequently used as an alloying addition in stainless steels.  It enhances the strength, hardenability, weldability, toughness and corrosion resistance.  After more than 20 years of low molybdenum prices, molybdenum has finally come into its own with present prices moving from US$4.00 per pound Mo in 2003 to US$20 per pound Mo to US$30 per pound Mo in early 2005.  Much of this price rise is related to increases in markets and shortage of supply.  China, which has a huge shortage of supply, has been the major cause of this meteoric rise in price.  Regardless of the recent very high prices; low metal stockpiles and extensive international pipeline construction projects are likely to keep long term prices for molybdenum above US$10 per pound Mo.

Previously the Company had planned on an exploration program on a mineral property in Brazil. This property has been written off as at September 30, 2004 and the Company has no further interest in pursuing this property.

Selected Annual Information

The following information is derived from the consolidated financial statements of the Company for each of the three years ended September 30, 2004, 2003 and 2002.

	Year Ended, September 30, 2004	Year Ended, September 30, 2003	Year Ended, September 30, 2002
Total Revenues	$NIL	$NIL	$NIL
Net income (loss) per share, basic and fully diluted	(0.60)	0.00	(0.03)
Total Assets	309,598	19,021	54,767
Long Term Liabilities	NIL	NIL	36,522
Cash dividends declared	NIL	NIL	NIL
Number of securities outstanding	13,939,613	9,489,939	9,489,939

Results of Operations

For the quarter ended December 31, 2004, the Company had a net loss of $99,796 compared to a net loss of $38,407 for the same quarter of last year.  During the 1st quarter ended December 31, 2004. The largest component is consulting fees in the amount of $54,000 for services rendered in finding capital and looking for new mining projects. Accounting and legal fees also went up from $1,000 last year to $21,976 this year, mainly made up of legal expense as a result of increased activity. Interest expense decreased as a result of paying down debt at the end of the previous year. Public relations activities were active in the previous quarter with no activity in the current quarter.

Summary of Quarterly Results

Results for the eight most recently completed quarters are summarized as follows:

	Total revenues	Income (loss) before other items	Net Income (loss) for the period	Net income (loss) per share (basic and diluted)
September 30, 2004	$NIL	$(850,613)	$(5,180,203)	$(0.40)
June 30, 2004	NIL	(204,916)	(204,376)	(0.02)
March 31, 2004	NIL	(1,878,748)	(1,879,038)	(0.20)
December 31, 2003	NIL	(38,425)	(38,407)	(0.00)
September 30, 2003	NIL	(63,546)	(244,063)	(0.02)
June 30, 2003	NIL	(59,712)	147,101	0.02
March 31, 2003	NIL	(48,933)	(48,921)	(0.01)
December 31, 2002	NIL	(32,561)	98,712	0.01

Liquidity and Capital Resources

At December 31, 2004, the Company had $130,569 in cash with a working capital deficiency of $267,610.

Although the Company completed several private placements prior to the September 30, 2004 year-end, we will need to raise additional cash for working capital or other expenses. We may encounter lower than anticipated opportunites to raise equity funding, higher than anticipated expenses, or opportunities for acquisitions of other business initiatives that require significant cash commitments, or other unanticipated problems or expenses that could result in a requirement for additional capital before that time. If we need to raise additional cash, financing may not be available to us on favorable terms, or at all. We have several share purchase warrants outstanding and we will endeavor to have some of these exercised.

Sales and Marketing

There are no specific sales and marketing plans currently undertaken. The Company has recently found a mining property to explore, and is now able to undertake some public relations campaigns. The Company is currently developing a marketing strategy.

Subsequent Events

On February 28, 2005 the Company announced the appointment of Dr. David Stone to the board of directors. David M. Stone (Ph.D., M.B.A., P.E., P.Eng.) is a mining/geotechnical engineer with over 20 years of experience in underground and surface mining. His experience includes some 50 projects in 17 countries. Dr. Stone's primary expertise is in mining rock mechanics. In this area he has provided designs for both open pit and underground mines, as well as providing ongoing advice to several operating mines. He currently serves as Chairman of the International Minefill Council, and past Chairman of the 70' International Symposia on Mining and Backfill. The Company is pleased to be adding this experienced and qualified person to the board directing our operations and growth.

Off-Balance Sheet Arrangements

The Company has not entered any off-balance sheet arrangements.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date, and reported costs and expenditures during the reporting period.  Estimates and assumptions may be revised as new information is obtained, and are subject to change.  The Company’s accounting policies and estimates used in the preparation of the financial statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

The Company follows accounting guidelines in determining the fair value of stock-based compensation.  This calculated amount is not based on historical cost, but is derived based on subjective assumptions input into an option-pricing mode. The model requires that management made several assumptions as to future events: 1) estimate the average future hold period of issued stock options before exercise, expiry or cancellation; 2) future volatility of the Company’s share price in the expected hold period (using historical volatility as a reference); 3) and the appropriate risk-free rate of interest.  The resulting value calculated is not necessarily the value which the holder of the option could receive in an arm’s length transaction, given that there is no market for the options and they are not transferable.  It is management’s view that the value derived is highly subjective and dependent entirely upon the input assumptions made.

Changes in Accounting Policies including Initial Adoption

Effective October 1, 2002, the Company changed its accounting policy on a prospective basis with respect to the method of accounting for stock-based compensation. The Company adopted Canadian Institute of Chartered Accountants Handbook section 3870, Stock-based Compensation and Other Stock-based Payments, and has chosen to account for all grants of options to employees, non-employees and directors after October 1, 2002 in accordance with the fair value method for accounting for stock-based compensation as defined by accounting principles generally accepted in Canada. Stock-based compensation awards are calculated using the Black-Scholes option-pricing model. Previously, the Company used the intrinsic value method for valuing stock-based compensation awards granted to employees and directors where compensation expense was only recognized for the excess, if any, of the quoted market price of the Company's common shares over the common share exercise price on the day that options are granted.

Transactions with Related Party

There are no related party transactions to report for the quarter ended December 31, 2004. There was previously some related party transactions; see note 4 in the notes to the interim consolidated financial statements.

Financial Instruments and Other Instruments

The fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and laons payable approximate their carrying values due to the short term or demand nature of these instruments.  It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBETECH VENTURES CORP.

By: /s/ “Casey Forward”__________

Casey Forward, CEO

March 31, 2005